Exhibit 99.3

Notice of Annual General Meeting 2004
and Explanation of Special Business

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM A STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL YOUR SHARES IN PRUDENTIAL PLC, PLEASE FORWARD THIS DOCUMENT, TOGETHER WITH THE FORM(S) OF PROXY AS SOON AS POSSIBLE TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH OR TO WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

SIR DAVID CLEMENTI CHAIRMAN

2 April 2004	PRUDENTIAL PLC LAURENCE POUNTNEY HILL LONDON EC4R 0HH

Annual General Meeting
This year’s Annual General Meeting is to be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on 6 May 2004 at 11.00am and the Notice of the Meeting is set out at the end of this document on pages 6 and 7.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary Resolution 1: Annual Report 2003
The business of the Meeting will begin with a resolution to receive the Annual Report in respect of the year ended 31 December 2003. Shareholders will have the opportunity to put any questions to the directors before the resolution is proposed to the Meeting.

Ordinary Resolution 2: Directors' Remuneration Report
Shareholders will again have the opportunity to cast an advisory vote on the Directors' Remuneration Report for the year ended 31 December 2003.

The Report is set out in full on pages 38 to 52 of the Annual Report 2003. A summary is also contained on pages 22 and 23 of the Annual Review and Summary Financial Statement 2003. Alternatively, the report is obtainable on request from the Company Secretary at the Registered Office of the Company, or from the Company’s website, www.prudential.co.uk

Ordinary Resolutions 3 to 5: Re-election of Directors
Under Prudential's Articles of Association, all directors must retire as directors at least every three years, and at every Annual General Meeting at least one third of the current directors must retire by rotation. Brief biographical details of Jonathan Bloomer, Philip Broadley and Rob Rowley, who are recommended for re-election at this year’s Annual General Meeting, appear on pages 30 and 31 of the Annual Report 2003 and on page 20 of the Annual Review and Summary Financial Statement 2003. I hope you will find these helpful.

As required under the provisions of the Combined Code on Corporate Governance relating to the re-election of non-executive directors, I confirm that following last year’s evaluation of the Board’s performance, Rob Rowley continues to make a significant and effective contribution to the work of the Board and to demonstrate commitment to his role as a non-executive director. This includes commitment of the necessary time for Board and Committee meetings and his other duties in his capacity as Senior Independent Director and also as Chairman of the Audit Committee.

Ordinary Resolution 6: Election of Kathleen O'Donovan as a Director
Shareholders will be asked to elect Kathleen O'Donovan as a non-executive director following her appointment by the Board on 8 May 2003. She has previously held a number of senior appointments in Finance, in particular as Finance Director of BTR and Invensys, and prior to that as a partner at Ernst & Young. She is a non-executive director of the Court of the Bank of England. The Board considers she brings valuable experience and skills to the composition of the Board. Brief biographical details are included in the Annual Report 2003 on page 31 and in the Annual Review and Summary Financial Statement 2003 on page 20.

Prudential plc
Laurence Pountney Hill, London, EC4R 0HH
Incorporated and registered in England and Wales. Registered Office as above, Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

Ordinary Resolution 7: Election of Bridget Macaskill as a Director
Shareholders will be asked to elect Bridget Macaskill as a non-executive director following her appointment by the Board on 1 September 2003. She re-joined the Board having stepped down in March 2001 after two years' service, to avoid a potential conflict of interest. The Board considers that her extensive experience as Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company, is a valuable addition to the mix of skills currently on the Board. Brief biographical details are included in the Annual Report 2003 on page 31 and in the Annual Review and Summary Financial Statement 2003 on page 20.

Ordinary Resolution 8: Election of Mark Norbom as a Director
Shareholders will also be asked to elect Mark Norbom as an executive director following his appointment by the Board on 1 January 2004. Brief biographical details are included in the Annual Report 2003 on page 30 and in the Annual Review and Summary Financial Statement 2003 on page 20.

Ordinary Resolution 9: Re-appointment of Auditors
Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s Auditors until the conclusion of the next Annual General Meeting and to grant authority to the directors to determine their remuneration.

Ordinary Resolutions 10 and 11: Political Donations
At the Annual General Meeting last year, shareholders passed a resolution giving the directors of the Company and the directors of the Company’s subsidiary, Egg plc, authorisation to make donations or incur expenditure of £100,000 and £50,000 respectively, which they would otherwise be prohibited from making or incurring following the coming into effect of the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (the ‘Act’). That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of this year’s Annual General Meeting includes a resolution to renew this authority.

The Company considers that the authority sought to allow it to incur this type of expenditure should be reduced to an aggregate limit of £50,000 for itself over a period of three years, and £25,000 for Egg plc, for the same period. This is necessary, principally to ensure that, because of the uncertainty over which bodies are covered by the Act’s definition of ‘EU political organisation’, the Company and Egg plc do not unintentionally breach the Act.

The Company and Egg plc have no intention of changing their current practice of not making donations to political parties in the EU and neither will do so without the specific endorsement of their shareholders. In the last year no such expenditure has been incurred. However, the Act defines ‘EU political organisation’ widely to include, among other things, an organisation which carries on activities which are capable of being reasonably regarded as intended to influence public support for a political party in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that EU political organisations may include, for example, interest groups or lobbying organisations concerned with the review of government policy or law reform. It may, depending upon the activity or campaign, be in the Company’s and/or Egg plc’s interest to support or participate in such groups or organisations. The purpose of the resolutions is to enable the Company and/or Egg plc to do so without inadvertently breaching the Act. Egg plc will seek a separate resolution from its shareholders at its own Annual General Meeting.

Ordinary Resolution 12: Increase of Authorised Share Capital
It is proposed to increase the authorised share capital of the Company from £150 million to £170 million, US$20 million and €20 million, by the creation of a new class of two billion Sterling Preference Shares of one pence each, the creation of a new class of two billion Dollar Preference Shares of one cent each, and the creation of a new class of two billion Euro Preference Shares of one cent each.

The Board is seeking to create these new classes of preference shares primarily to allow it to facilitate the structuring of hybrid capital issues, thereby affording the Company greater flexibility to manage its capital structure more efficiently. Hybrid capital is debt with equity characteristics, which is treated like equity (within certain parameters) by the Financial Services Authority and credit rating agencies. In some markets, the Group may be able to issue hybrid capital instruments which convert into preference shares in certain limited circumstances. Some of the advantages of this form of financing include a reduction in the cost of capital and tax deductibility of interest (unlike dividends paid on preference and ordinary shares). In addition, hybrid capital improves the Group's regulatory capital position and capital ratios calculated by the credit rating agencies. If any of the preference shares were to be issued as a result of conversion of the bonds, their rights and restrictions would be designed so as to match the terms of the particular bond issue, as determined by the directors. Accordingly, the amounts payable in respect of dividends and on redemption would match the amounts which would have been payable on the bond for which the preference shares had been substituted.

A summary of the proposed changes to the Articles of Association in respect of the proposed preference shares can be found in the Appendix to the Notice.

Ordinary Resolution 13: Directors’ Authority to Allot Preference Shares
Shareholders are asked to increase the share capital by the creation of various classes of preference shares under resolution 12. Subject to the passing of that resolution, it is proposed to authorise the directors to allot Sterling Preference Shares up to a maximum nominal value of £20 million (representing two billion Sterling Preference Shares in the Company), to allot Dollar Preference Shares up to a maximum nominal value of US$20 million (representing two billion Dollar Preference Shares in the Company), and to allot Euro Preference Shares up to a maximum nominal value of €20 million (representing two billion Euro Preference Shares in the Company). This authority is primarily sought to enable the Company to structure hybrid capital issues which it might decide to make based on future financing needs and market conditions. The directors have no immediate plans to make use of this authority, which will expire in five years from the date of this resolution.

Ordinary Resolution 14: Renewal of Directors’ Authority to Allot Ordinary Shares
At the Annual General Meeting last year, shareholders passed a resolution giving the directors authority to allot ordinary shares in the Company. That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of this year's Meeting includes a resolution to renew this authority.

It is proposed to authorise the directors to allot up to a maximum nominal value of £33,480,000 (representing approximately 669 million shares in the Company), which is approximately 33.33 per cent of the issued share capital at 12 March 2004. The directors have no immediate plans to make use of this authority with the exception of the issue of further ordinary shares to fulfil the Company's obligations under its various executive and employee share plans and under its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will replace the existing authority and will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 15: Renewal of Authority for Dis-application of Pre-emption Rights
At the Annual General Meeting last year, shareholders passed a resolution giving the directors authorisation to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holding, by the limited dis-application of Section 89 of the Companies Act 1985. That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of the Meeting includes a resolution to renew this authority.

This authority only extends (apart from rights issues and scrip dividends) to the issue of shares, including the sale of any shares held in treasury in accordance with the provisions of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003. The authority is sought for a maximum nominal value of £5 million (representing 100 million shares in the Company), which is approximately five per cent of the total issued share capital of the Company at 12 March 2004. As regards rights issues and scrip dividends, the directors believe that the procedure under Section 89 is unduly restrictive and are therefore also seeking continuation of its dis-application in these circumstances. The directors have no immediate plans to make use of this authority with the exception of the issue of further ordinary shares to fulfil the Company's obligations under its various executive and employee share plans and under its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 16: Renewal of Authority for Purchase of Own Shares
The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Accordingly, as last year, shareholders are being asked in the resolution set out in the Notice of the Meeting to authorise the Company to make market purchases of its shares up to a maximum of 200 million (representing approximately 10 per cent of the Company’s issued share capital at 12 March 2004) at prices not exceeding 105 per cent of the average middle market quotations as derived from the Daily Official List of the London Stock Exchange for the shares for the five business days before the purchase is made. Following the introduction of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, companies are now permitted to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required by legislation. Accordingly, if the Company were to purchase any of its own shares, it would consider holding them as treasury stock, pursuant to the authorisation conferred by this resolution. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base. The directors currently have no immediate plans to exercise this authority, which will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 17: Amendment to Articles of Association
The directors are proposing changes to the Articles of Association of the Company to authorise the creation of a number of classes of preference shares as referred to in resolution 12 (on page 3), and also to allow shareholders to declare a final dividend in future by passing an ordinary resolution at each annual general meeting of the Company.

A summary of the proposed changes to the Articles of Association can be found in the Appendix to the Notice.

Recommendation
The directors consider that all the proposals described in this circular are in the best interests of the Company and its shareholders and unanimously recommend shareholders to vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

Annual General Meeting and Action To Be Taken
If you are unable to attend and vote at the Annual General Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are three methods of appointing a proxy:

(a)	by completing, signing and returning the enclosed Form of Proxy;

(b)	by logging onto www.sharevote.co.uk; or if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk; or

(c)	if you are a member of CREST, by using the CREST electronic proxy appointment service.

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our Registrar. Completion of a Form of Proxy, or the appointment of a proxy electronically, will not stop you from attending the Annual General Meeting and voting in person should you so wish.

The Notice of the Meeting is set out on pages 6 and 7.

Yours sincerely

Sir David Clementi
Chairman

Notice of Annual General Meeting

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169).

Notice is hereby given that the Annual General Meeting of the Company will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 6 May 2004 at 11.00am for the transaction of the following business:

ORDINARY BUSINESS
As ordinary business to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1.	To receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2003 with the Auditors’ Report thereon.

2.	To approve the Directors' Remuneration Report for the year ended 31 December 2003.

3.	To re-elect as a Director Mr J W Bloomer.

4.	To re-elect as a Director Mr P A J Broadley.

5.	To re-elect as a Director Mr R O Rowley.

6.	To elect as a Director Ms K A O’Donovan.

7.	To elect as a Director Mrs B A Macaskill.

8.	To elect as a Director Mr M Norbom.

9.	To re-appoint KPMG Audit Plc as auditors and to authorise the directors to fix the amount of their remuneration.

SPECIAL BUSINESS
As special business to consider and, if thought fit, to pass the following resolutions (resolutions 10 to 14 being proposed as ordinary resolutions and resolutions 15 to 17 as special resolutions):

ORDINARY RESOLUTIONS
Political Donations
Resolution 10
THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £50,000, as follows:

(a)	such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2007; and
(b)	the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

Resolution 11
THAT Egg plc be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £25,000, as follows:

(a)	such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2007; and

(b)	Egg plc may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

Increase of Authorised Share Capital
Resolution 12
THAT the authorised share capital of the Company be increased from £150 million to £170 million and US$20 million and €20 million, by the creation of two billion Sterling Preference Shares of one pence each, two billion Dollar Preference Shares of one cent each, and two billion Euro Preference Shares of one cent each.

Authority to Allot Preference Shares
Resolution 13
THAT, subject to resolution 12 being passed, and without prejudice to any other authority conferred on the directors, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally all of the Sterling Preference Shares, the Dollar Preference Shares and the Euro Preference Shares be granted for a period expiring five years from the date of this resolution and for that period the Section 80 amount in respect of the Company’s preference shares shall be £20 million in respect of the Sterling Preference Shares, US$20 million in respect of the Dollar Preference Shares and €20 million in respect of the Euro Preference Shares.

Authority to Allot Ordinary Shares
Resolution 14
THAT, the authority conferred on the Directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company's ordinary shares shall be £33,480,000.

SPECIAL RESOLUTIONS
Renewal of Authority for Dis-application of Pre-emption Rights
Resolution 15
THAT, subject to the passing of resolution 14, the power conferred on the Directors by Article 13 of the Company’s Articles of Association to allot equity securities within the meaning of Section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £5,000,000 for cash including where such allotment constitutes an allotment by virtue of Section 94(3A) of that Act, for cash as if Section 89(1) of that Act did not apply to such allotment, be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.

Renewal of Authority for Purchase of Own Shares
Resolution 16
THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that:

(a)	the maximum aggregate number of shares hereby authorised to be purchased is 200 million;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence; and
(d)	further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2005 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

All ordinary shares purchased pursuant to said authority shall be either:

(i)	cancelled immediately upon completion of the purchase; or
(ii)	be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

Amendment to Articles of Association
Resolution 17
THAT the new Articles 4, 178 and 178A of the Articles of Association, being the Articles relating to share capital and the payment of dividends, contained in the printed copy marked ‘A’ produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification be and are hereby approved and adopted in substitution for, and to the exclusion of, the existing Articles 4 and 178.

The principal changes proposed to the existing Articles relating to share capital and the payment of dividends in the Articles of Association are summarised in the Appendix to this Notice.

OTHER BUSINESS
To transact any other business appropriate to be dealt with at an annual general meeting.

On behalf of the Board of Directors,

Peter Maynard
Company Secretary
Prudential plc
Laurence Pountney Hill
London
EC4R 0HH

2 April 2004

Notes to Notice of Meeting

ENTITLEMENT TO ATTEND AND VOTE AND TO APPOINT PROXIES
Members’ attention is drawn to the Form of Proxy accompanying this Notice. Only the registered holders of fully paid shares are entitled to attend and vote at the Annual General Meeting (the ‘Meeting’). Proxies are only entitled to vote on a poll. To be entitled to attend and vote in respect of the number of shares registered in their name, shareholders must be entered on the register of members of the Company, pursuant to The Uncertificated Securities Regulations 2001, as at 6.00pm on 4 May 2004, or, if this Meeting is adjourned, on the register of members 48 hours before the time of any adjourned Meeting. Changes to entries on the register after 6.00pm on 4 May 2004, or, if this Meeting is adjourned, changes to entries on the register of members less than 48 hours before the time of any adjourned Meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting. A registered shareholder entitled to vote at the Meeting is entitled to appoint a proxy or proxies pursuant to the Company’s Articles of Association to attend and, on a poll, vote instead of the member; a proxy need not be a member of the Company.

A proxy may be appointed by any of the following methods:

completing and returning the enclosed Form of Proxy;

electronic proxy appointment by logging onto the Lloyds TSB Registrars’ website www.sharevote.co.uk Shareholders will need their Reference Number, Card ID and Account Number, printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website.
Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on Company Meetings. Instructions are given on the website;

or

if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company's Registrars no later than 11.00am on 4 May 2004.

To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the Company's Registrar (ID 7RA01) by 11.00am on 4 May 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection during normal business hours at the Registered Office of the Company on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting for 15 minutes prior to and during the Meeting until its conclusion:

(a)	the register of directors’ interests;

(b)	copies of the service contracts in-force between the Group and the executive directors;

(c)	copies of letters of appointment in-force between the Company and the non-executive directors; and

(d)	the current Articles of Association and the proposed amendments.

Appendix
Summary of the proposed changes to the Articles
of Association of Prudential plc

There follows a description of the proposed amendments to the Articles of Association of the Company pursuant to resolution 17. The Articles of Association as amended will be produced to the Meeting and initialled by the Chairman of the Meeting for the purposes of identification.

(a)	Article 4 – Share Capital

It is proposed that Article 4 be amended to enable the Company to issue preference shares in one or more series with such rights or subject to such restrictions as the Board of Directors may determine. The Board of Directors shall determine whether the preference shares are to be redeemable, the dividend rights, the rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and the rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. If the Board of Directors determines that the shares are to be redeemable, they shall be redeemable at the option of the Company in accordance with the following principles:

	(i)	the Board of Directors may, prior to the date the shares are allotted, either fix a date on which the preference shares are to be redeemed, set a date before which the preference shares may not be redeemed (which may be no earlier than five years and one day and not later than one hundred years and one day from the day after the shares were allotted) and then give notice of redemption to the holders of any preference shares to be redeemed, or fix a date by which or fix dates between which the preference shares are to be redeemed on notice;

	(ii)	on redemption, the holder of a preference share shall be paid, in the currency in which the preference shares are denominated, the aggregate of the nominal amount of such preference share, any premium paid by the shareholder on allotment and, if the directors so decide, a redemption premium which shall be calculated in accordance with a formula chosen by the Board of Directors from a selection set out in the Articles each of which is intended to replicate the customary make-whole prepayment penalties used for bond issues;

	(iii)	the Board of Directors may determine that only some of the preference shares in any series are to be redeemed in which case the preference shares to be redeemed shall be determined by a draw carried out in the presence of the auditors of the Company;

(iv) no dividend shall be payable after the date of redemption of any preference share but dividends accrued at such date will be payable; and

(v) once a preference share has been redeemed, the nominal amount of the preference share in the capital of the Company shall remain classified as a preference share in the same class without any further shareholder consent being required.

Subject to the provisions of the Companies Act 1985, the Company may purchase any preference share. The nominal amount of any preference share so purchased in the capital of the Company shall remain classified as a preference share in the same class without any further shareholder consent being required.

The Board of Directors is restricted from capitalising any amounts available for distribution in respect of any series or class of preference shares without the written consent of the holders of at least three-quarters in nominal value, or an extraordinary resolution passed at a general meeting of the holders of the class or series of preference shares if to do so would mean that the aggregate of the amounts so capitalised would be less than the multiple, if any, determined by the Board of Directors of the aggregate amount of the dividends payable in the twelve month period following the capitalisation on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits.

The Board of Directors may not authorise, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, in relation to the right to participate in the profits or assets in the Company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of an extraordinary resolution of the holders of such series or class of preference shares. Any series or class of preference shares shall not be deemed to be varied by the creation or issue of: (i) any new shares ranking, as regards participation in the profits or assets of the Company, pari passu with such preference shares; or (ii) any new shares which carry rights which are identical to such series or class of preference shares.

(b)	Article 178 and 178A – Dividends

This amendment will allow the shareholders to declare final dividends in accordance with the rights attached to the shares in the Company by passing an ordinary resolution.

Prudential plc
Registered office:

Laurence Pountney Hill
London EC4R 0HH
United Kingdom

www.prudential.co.uk

GH0B0052 04/2004